Pernod Ricard

02 OCT 10 AM 9:27

October 2, 2002

AP/DD/342.2002

02055371

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

82-3361

SUPPL

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

P

Antoine PERNOD

Encl. : 1page

dw 10/30

Pernod Ricard

Pernod Ricard: 1st-half 2002 results

• Twofold increase in operating profit from Spirits and Wine
• Faster than expected debt paydown

Paris, 2 October 2002 – The board of directors of Pernod Ricard, meeting on 1 October under the chairmanship of Patrick Ricard, closed the first-half 2002 accounts. Pernod Ricard's consolidated sales, excluding duties and tax, amounted to €2.6 billion, up 18% from first-half 2001. Group operating profit rose 63% to €296 million, while consolidated net profit was up 47%, at €154 million. In the light of these results, the board maintained its full-year projections.

Strong growth for Spirits and Wine

The Spirits and Wine division had first-half consolidated sales, excluding duties and tax, of €1.5 billion, up 78% from first-half 2001. The division's operating profit jumped 110% to €265 million and the operating margin widened to 17.6%, compared with 15% at 30 June 2001.

Gratifying organic growth for historical brands (+4.5%)

Sales of Pernod Ricard's historical brands continued to grow at a fast pace, with rises of 15% for Jacob's Creek, 11% for Havana Club, 10% for Amaro Ramazzotti, and 5% for Jameson. Note that sales of Amaro Ramazzotti during the last 12 months topped 1 million cases, giving Pernod Ricard its 15th million-selling brand. Slowing consumption in France, largely due to the gloomy weather in the spring, nevertheless undermined brand performance in Pernod Ricard's home market (aniseeds, Clan Campbell).

Even so, sales still totalled a very satisfactory €898 million at 30 June. This represents organic growth of 4.5%, an improvement from their first-quarter gain of 3.1%.

Successful take-over of Seagram brands

Half-year sales of Seagram brands amounted to €605 million (€250 million at the end of March 2002). This performance is in line with the Group's projections. Overstocking in the market put a damper on first-half sales, but Chivas, Martell and Seagram's Gins moved back into double-digit territory during July and August. These results confirm the strong growth potential of these brands.

In addition to unlocking synergies between the historical brands and Seagram brands, the acquisition has restored an even geographical balance in sales and profits, to the benefit of the Americas and Rest of the World (in particular Asia). During the first half, the operating profit of the Spirits and Wine division outside Europe increased nearly eightfold.

Rapid reduction in debt

Pernod Ricard's determined strategy of refocusing on its Spirits and Wine business is coupled with a withdrawal from non-core activities. In less than two years, the Group has completed the planned disposal of non-core businesses, thereby generating about €1.3 billion. As a result, by June 2002 it was able to fully repay the €1-billion bridging loan taken out to finance the Seagram acquisition.

After a €489 million convertible bond issue* in February 2002, net debt stood at €2.7 billion on 30 June (versus €3.7 billion on 31.12.01), giving a debt-to-equity ratio of 1.17 (versus 1.47 on 31.12.01).

2002 outlook maintained

Despite the slight slowdown in some markets since June, the Group is maintaining its targets. This means for the Spirits and Wine division in 2002:

- Sales growth of some 90% relative to 2001
- A twofold increase in operating profit

These results should deliver earnings per share of €6.40, excluding exceptional items and amortisation of goodwill, diluted for convertible bonds.

Commenting on the first-half results, Pernod Ricard Chairman Patrick Ricard said: "The integration of the Seagram brands has already proved successful and is consistent with our ambitious objectives for the development of the Group and growth in shareholder value,"

* Convertible bonds redeemable in new or existing shares (OCEANEs)

Contacts

Alain-Serge Delaitte / Communication	Tel: +33 (0)1 40 76 77 12
Patrick de Borredon / Investor Relations	Tel: +33 (0)1 40 76 77 33

To learn more about Pernod Ricard, visit our Web site: www.pernod-ricard.com

Pernod Ricard (code 12 069)

APPENDICES

NET SALES BY BUSINESS SEGMENT

M€	30.06.02		30.06.01		Variation
Spirits and Wine	1 503	58%	843	39%	78%
Fruit Preparations	363	14%	671	30%	-46%
Distribution	708	28%	675	31%	5%
Group	**2 574**	**100%**	**2 189**	**100%**	**18%**

OPERATING PROFIT BY BUSINESS SEGMENT

M€	30.06.02		30.06.01		Variation
Spirits and Wine	265	90%	126	70%	110%
Fruit Preparations	17	5%	37	20%	-54%
Distribution	14	5%	18	10%	-24%
Group	**296**	**100%**	**181**	**100%**	**63%**

OPERATING MARGIN BY BUSINESS SEGMENT

M€	30.06.02	30.06.01
Spirits and Wine	**17,6%**	**15,0%**
Fruit Preparations	4,7%	5,5%
Distribution	1,9%	2,7%
Group	**11,5%**	**8,3%**

INCOME STATEMENTS

M€	30.06.02	30.06.01	Variation
Net Sales excluding taxes and duties	**2 574**	**2 189**	**18%**
Cost of goods sold and production costs	(1 425)	(1 319)	8%
A&P and distribution costs	(462)	(363)	27%
Commercial costs and overheads	(392)	(326)	20%
Operating profit	**296**	**181**	**63%**
Net interest expenses	(79)	(13)	N/A
Pretax profit before exceptional items	**217**	**169**	**29%**

M€	30.06.02	30.06.01	Variation
Pretax profit before exceptional items	**217**	**169**	**29%**
Exceptional items	18	(10)	N/A
Income taxes	(71)	(41)	72%
Interest in earnings of equity companies	1	(0)	N/A
Amortization of goodwill	(7)	(11)	-32%
Net income before minority interests	158	107	48%
Minority interests	(4)	(2)	N/A
Net Income	**154**	**105**	**47%**

BALANCE SHEET

M€

Assets	**30.06.02**	**31.12.01**	**Liabilities**	**30.06.02**	**31.12.01**
Tangible assets and Investments	1 384	1 909	Equity	2 328	2 513
Intangible assets and Goodwill	2 198	2 263	Provisions	402	518
Inventories	2 363	2 461	Convertible bond	553	
Current receivables	1 437	1 671	Long term liabilities	3 017	4 779
Defferd tax assets	167	134	Returnable containers	5	4
Marketable securities	134	152	Trade and other accounts payable	1 287	1 407
Cash and equivalents	159	933	Other liabilities	406	396
Prepaid expenses	98	92	Adjustment liabilities	1	4
Bond discount	55	-			
Currency translation adjustment	4	7			
	7 999	**9 622**		**7 999**	**9 622**

CASH-FLOW STATEMENT

M€	**30.06.02**	**30.06.01**
Net income	158	107
Amortization and other changes in provisions	2	52
Cash flow	**160**	**159**
Change in working capital need	-17	-5
Investments	-62	-47
Free Cash Flow	**81**	**107**
Financial investments	107	86
Seagram acquisition: impact on the period	238	-
Issued Convertible Bond	493	-
Dividends paid	-101	-108
Currency translation adjustment	151	-9
Reduction in Net Debt	**969**	**76**